UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

Booz Allen Hamilton Holding Corporation

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

099502106

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

with copies to:

Douglas S. Manya

Booz Allen Hamilton Inc.

8283 Greensboro Drive

McLean, Virginia 22102

(703) 902-5000

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

13 D

CUSIP No. 099502106

1	Name of reporting person. Explorer Coinvest LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 63,161,756 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 54,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 63,161,756 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 42.73% (1)(2)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Includes 8,501,756 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”
(2)	All share percentage calculations in this Amendment to Schedule 13D are based on 147,805,550 outstanding shares of Class A common stock.

1	Name of reporting person. Explorer Manager, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 63,161,756 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 54,660,000 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 63,161,756 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11); 42.73% (1)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	Includes 8,501,756 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	Name of reporting person. Ralph W. Shrader
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 286,950 (1) shares
	8	Shared voting power 1,587,929 (1) shares
	9	Sole dispositive power 286,950 (1) shares
	10	Shared dispositive power 1,587,929 (1) shares
11	Aggregate amount beneficially owned by each reporting person 1,874,879 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 1.27% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 and amended as of June 12, 2012 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Lloyd Howell, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 493,238 (1) shares
	8	Shared voting power 36,990 (1) shares
	9	Sole dispositive power 493,238 (1) shares
	10	Shared dispositive power 36,990 (1) shares
11	Aggregate amount beneficially owned by each reporting person 530,228 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.36% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Joseph Logue
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 662,441 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 662,441 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 662,441 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.45% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. John D. Mayer
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 511,007 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 511,007 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 511,007 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.35% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Horacio D. Rozanski
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 794,057 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 794,057 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 794,057 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.54% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Karen M. Dahut
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 349,356 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 349,356 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 349,356 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.24% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Elizabeth M. Thompson
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 82,311 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 82,311 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 82,311 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.06% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Nancy Laben
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 12,406 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 12,406 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 12,406 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.01% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Kevin L. Cook
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 46,478 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 46,478 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 46,478 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.03% (1)
14	Type of reporting person (see instructions) IN

(1)	Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	Name of reporting person. Joseph W. Mahaffee
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 454,249 (1) shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 454,249 (1) shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 454,249 (1) shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒(1)
13	Percent of class represented by amount in Row (11); 0.31% (1)
14	Type of reporting person (see instructions) IN

Amendment No. 14 to Schedule 13D

This Amendment No. 14 amends and supplements the Schedule 13D initially filed on December 16, 2010, as amended and supplemented to date.

Item 2.	Identity and Background

Item 2 is hereby amended by deleting the information with respect to John M. McConnell, Samuel R. Strickland and Richard J. Wilhelm.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following to the end of this section:

Mr. Howell acquired 56,112 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $561.12. Mr. Howell funded such acquisition through the sale of shares acquired upon exercise.

Mr. Logue acquired 46,759 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $467.59. Mr. Logue funded such acquisition through the sale of shares acquired upon exercise.

Mr. Mayer acquired 24,808 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $248.08. Mr. Mayer funded such acquisition through the sale of shares acquired upon exercise.

Mr. Rozanski acquired 56,112 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $561.12. Mr. Rozanski funded such acquisition using personal funds.

Mr. Mahaffee acquired 23,335 shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $233.35. Mr. Mahaffee funded such acquisition through the sale of shares acquired upon exercise.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following information at the end thereof:

The purpose of the acquisitions of stock noted in Item 3 was to exercise stock options for investment and tax planning purposes and/or for liquidity purposes.

On November 5, 2014, Explorer Coinvest LLC (the “Selling Stockholder”) agreed to sell 10,000,000 shares of Class A common stock at a price of $25.10 per share (the “Offering”) to J.P. Morgan Securities LLC (the “Underwriter”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into between the Selling Stockholder, the Company and the Underwriter. The sale was consummated on November 12, 2014.

Pursuant to the Underwriting Agreement, the Company has agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, the Company will not, during the period ending 45 days after the date of the final prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock beneficially owned or any other securities so owned or convertible into or exercisable or exchangeable for Class A common stock; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Class A common stock, or (iii) make any demand for or exercise any right with respect to, the registration of any shares of Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock, whether any transaction described in (i), (ii) or (iii) above is to be settled by the delivery of Class A common stock or such other securities, in cash or otherwise.

In addition, the 45-day restricted period described in the preceding paragraph will be extended if the Underwriter is unable to publish or distribute research reports on the Company pursuant to Rule 139 under the Securities Act of 1933, as amended, and/or Rule 2711 of the National Association of Securities Dealers, and: (x) during the last 17 days of the 45-day restricted period the Company issues an earnings release, or material news or a material event relating to the Company occurs; or (y) prior to the expiration of the 45-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 45-day restricted period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless such extension is waived in writing by the Underwriter. The Selling Stockholder has also agreed to enter into a Lock-Up Agreement with the Underwriter detailing the restrictions described above as it applies to their shares of Class A common stock, a form of which is included as an exhibit to the Underwriting Agreement.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 99.19 hereto and is incorporated herein by reference.

On November 4, 2014, the Company also entered into an agreement (the “Stock Repurchase Agreement”) with the Selling Stockholder to repurchase 1,000,000 shares of Class A common stock from the Selling Stockholder in a private, nonunderwritten transaction at a price per share equal to the price per share to be paid by the Underwriter to the Selling Stockholder in the Offering, pursuant to the terms and conditions of the Stock Repurchase Agreement. The share repurchase was consummated on November 12, 2014. The foregoing description of the Stock Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Repurchase Agreement, which is filed as Exhibit 99.20 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 147,805,550 outstanding shares of Class A common stock.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Each of Explorer Coinvest LLC and Explorer Manager, L.L.C. may be deemed to beneficially own 63,161,756 shares of Class A common stock, including 54,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 8,501,756 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Explorer Manager, L.L.C. is the non-member manager of Explorer Coinvest LLC. Explorer Manager, L.L.C. is managed by a seven member investment committee, which has dispositive power over the shares beneficially owned by it, and a three member management committee, which has the power to vote the shares beneficially owned by it. Each member of the investment committee and management committee of Explorer Manager, L.L.C. disclaims beneficial ownership of the shares beneficially owned by Explorer Manager, L.L.C.

Dr. Shrader may be deemed to beneficially own an aggregate of 1,874,879 shares of Class A common stock, including (i) 55,503 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 91,447 shares of Class A common stock held directly, (iii) 1,587,929 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust and (iv) 140,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Dr. Shrader shares investment power and voting power over the 1,587,929 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader.

Mr. Howell may be deemed to beneficially own an aggregate of 530,228 shares of Class A common stock, including (i) 202,078 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 133,040 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust and (iv) 158,120 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.

Mr. Logue may be deemed to beneficially own an aggregate of 662,441 shares of Class A common stock, including (i) 291,684 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 149,757 shares of Class A common stock held directly and (iii) 221,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mayer may be deemed to beneficially own an aggregate of 511,007 shares of Class A common stock, including (i) 22,866 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 267,141 shares of Class A common stock held directly and (iii) 221,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Rozanski may be deemed to beneficially own an aggregate of 794,057 shares of Class A common stock, including (i) 291,684 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 346,533 shares of Class A common stock held directly and (iii) 156,020 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Ms. Dahut may be deemed to beneficially own an aggregate of 349,356 shares of Class A common stock, including (i) 188,275 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 79,041 shares of Class A common stock held directly, and (iii) 82,040 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Ms. Thompson may be deemed to beneficially own an aggregate of 82,311 shares of Class A common stock, including (i) 7,700 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 6,611 shares of Class A common stock held directly and (iii) 68,000 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Ms. Laben may be deemed to beneficially own an aggregate of 12,406 shares of Class A common stock which are issuable upon the exercise of options that may be exercised within 60 days.

Mr. Cook may be deemed to beneficially own an aggregate of 46,478 shares of Class A common stock, including (i) 1,541 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 1,943 shares of Class A common stock held directly and (iii) 42,994 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mahaffee may be deemed to beneficially own an aggregate of 454,249 shares of Class A common stock, including (i) 22,866 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 109,588 shares of Class A common stock held directly, (iii) 91,795 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust and (iv) 230,000 shares of Class A common stock issuable upon the exercise of options. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.

(c) Item 5(c) is amended by inserting the following information at the end thereof:

The information set forth in Item 4 above is hereby incorporated by reference.

On September 12, 2014, Mr. Howell exercised options to purchase 56,115.038 shares of Class A common stock at a per share exercise price of $0.01. Mr. Howell sold to the Issuer, and the Issuer purchased for cash, 3.038 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $22.85. Additionally, Mr. Howell sold 28,546 of such shares at a per share price of $22.85.

On September 12, 2014, Mr. Logue exercised options to purchase 46,762.531 shares of Class A common stock at a per share exercise price of $0.01. Mr. Logue sold to the Issuer, and the Issuer purchased for cash, 3.531 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $22.85. Additionally, Mr. Logue sold 22,291 of such shares at a per share price of $22.85.

On September 12, 2014, Mr. Mayer exercised options to purchase 24,812.776 shares of Class A common stock at a per share exercise price of $0.01. Mr. Mayer sold to the Issuer, and the Issuer purchased for cash, 4.776 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $22.85. Additionally, Mr. Mayer sold 11,822 of such shares at a per share price of $22.85.

On September 10, 2014, Mr. Rozanski exercised options to purchase 56,115.038 shares of Class A common stock at a per share exercise price of $0.01. Mr. Rozanski sold the Issuer, and the Issuer purchased for cash, 3.038 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $22.30.

On September 12, 2014, Mr. Mahaffee exercised options to purchase 26,339.716 shares of Class A common stock at a per share exercise price of $0.01. Mr. Mahaffee sold the Issuer, and the Issuer purchased for cash, 4.716 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan, at a per share price of $22.85. Additionally, Mr. Mahaffee sold 13,226 of such shares at a per share price of $22.85.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following information at the end thereof:

The information set forth in Item 4 is hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order

Exhibit No.	Description

99.1.14	Joint Filing Agreement

99.19	Underwriting Agreement, dated as of November 5, 2014 by and between Booz Allen Hamilton Holding Corporation, Explorer Coinvest LLC, and J.P. Morgan Securities LLC, incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on November 12, 2014.

99.20	Stock Repurchase Agreement, dated as of November 4, 2014 by and between Booz Allen Hamilton Holding Corporation and Explorer Coinvest LLC, incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on November 12, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC
By: Explorer Manager, L.L.C, its manager

By:	/s/ DAVID B. PEARSON
Name:	David B. Pearson
Title:	Member

EXPLORER MANAGER, L.L.C.

By:	/s/ DAVID B. PEARSON
Name:	David B. Pearson
Title:	Member

*
Ralph W. Shrader

*
Lloyd Howell, Jr.

*
Joseph Logue

*
John D. Mayer

*
Horacio D. Rozanski

*
Karen M. Dahut

*
Elizabeth M. Thompson

*
Nancy Laben

*
Kevin L. Cook

*
Joseph W. Mahaffee

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ TERENCE KADEN
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

99.1.14	Joint Filing Agreement

99.19	Underwriting Agreement, dated as of November 5, 2014 by and between Booz Allen Hamilton Holding Corporation, Explorer Coinvest LLC, and J.P. Morgan Securities LLC, incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on November 12, 2014.

99.20	Stock Repurchase Agreement, dated as of November 4, 2014 by and between Booz Allen Hamilton Holding Corporation and Explorer Coinvest LLC, incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K filed on November 12, 2014.